Christopher J. Bub

Vice President, Chief Financial Officer

Peak Resorts, Inc.

17409 Hidden Valley Drive

Wildwood, MO 63025

February 2, 2018

VIA EDGAR

Isaac Esquivel

Staff Accountant

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington,  D.C.  20549

Re:Peak Resorts, Inc.
Form 10-K for the fiscal year ended April 30, 2017
Filed July 13, 2017
File No. 1-35363

Dear Mr. Esquivel:

We have received your letter dated January 23, 2018. On behalf of Peak Resorts, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10‑K for the fiscal year ended April 30, 2017. For your convenience, our responses are prefaced by the comments in bold, italicized text.

Form 10-K for the Fiscal Year Ended April 30, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

1. Please tell us your basis for omitting the disclosures tabulating your contractual obligations aggregated by type as of April 30, 2017; refer to Item 303(a)(5) of Regulation S-K

Response:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the disclosure tabulating the Company’s contractual obligations as required pursuant to

Page 2.

Item 303(a)(5) of Regulation S-K (“Item 303”) was inadvertently omitted.  The Company has reviewed the disclosure required by Item 303 and the disclosure that has been included elsewhere in the Company’s Annual Report on Form 10-K for the year ended April 30, 2017 (the “Form 10-K”).  As noted in more detail below, despite omission of the table specified by Item 303, the Company believes the Form 10-K otherwise includes the material information required by Item 303 with respect to payments due on the Company’s material contractual obligations for the upcoming five fiscal-year period and thereafter.

The Company’s material contractual obligations include long-term debt and interest owed thereon, capital leases, operating leases and commitments related to construction projects.  The Company respectfully submits that the disclosure required by Item 303 is substantially included in the Form 10-K with respect to each material contractual obligation as follows:

•

Long-Term Debt:  Note 4, “Long-Term Debt/Line of Credit,” to the Company’s financial statements included in Item 8, “Financial Statements and Supplementary Data” (“Item 8”), of the Company’s Form 10-K describes the material terms of the Company’s long-term debt agreements and arrangements, including the terms that govern interest rates and repayment.  In addition, page F-18 of the Form 10-K includes a table disclosing the future aggregate annual principal payments due on the Company’s outstanding long-term debt during the Company’s next five fiscal years and thereafter.

•

Capital and Operating Leases:  Note 11, “Commitments and Contingencies,” to the Company’s financial statements included in Item 8 of the Company’s Form 10‑K discloses the material financial terms of the Company’s operating leases and generally describes the Company’s existing operating and capital leases.  Page F‑29 of the Form 10‑K also discloses amounts due under the Company’s capital and operating leases for the next five fiscal years and thereafter.

•

Commitments Related to Construction Projects:  As of April 30, 2017, the Company had $3.9 million in third party commitments outstanding with its main contractor on development projects at its Mount Snow ski resort.  This information is disclosed in Note 11, “Commitments and Contingencies,” to the Company’s financial statements included in Item 8 of the Company’s Form 10-K on page F‑29.

In light of the information that is included in the Form 10-K as noted above, the Company does not believe that the absence of the specific tabular disclosure required by Item 303, though unintentionally omitted, constituted a material omission or resulted in the public receiving materially misleading or deficient information concerning the Company’s current and future contractual obligations.  As such, the Company respectfully proposes to include the required tabular disclosure of contractual obligations in the Annual Report on Form 10-K for the year ending April 30, 2018 and future Annual Reports on Form 10-K.

Page 3.

Item 8. Financial Statement and Supplementary Data

Note 4. Long-term Debt / Line of Credit

West Lake Water Project and Carinthia Ski Lodge EB-5 Debt, page F-20

2. We note you have evaluated Carinthia Group 1, LP and Carinthia Group 2, LP, determining that you are not required to consolidate these partnerships given that you do not have a variable interest in the partnerships. Please provide to us your analysis of how you determined you are not required to consolidate the partnerships, including how you assessed the voting interest model, and the basis for the initial recognition of $52 million when the funds were initially released from escrow to the partnerships

Response:

The Company respectfully acknowledges the Staff’s comment. The Company qualifies as an “emerging growth company” under the Jumpstart Our Business Startups (JOBS) Act of 2012, which provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. As such, the Company had not adopted the provisions of the Financial Accounting Standards Board’s Accounting Standards Update 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” as of April 30, 2017 and applied the earlier provisions of U.S. generally accepted accounting principles (“U.S. GAAP”) in its assessments related to the consolidation of subsidiaries.

Carinthia Group 1, LP and Carinthia Group 2, LP (together, the “Limited Partnerships”) are limited partnerships created to raise funds through the Immigrant Investor Program administered by the U.S. Citizenship and Immigration Services (“USCIS”) pursuant to the Immigration and Nationality Act (the “EB-5 Program”). The EB-5 Program was created to stimulate the U.S. economy through the creation of jobs and capital investments in U.S. companies by foreign investors. The program allocates immigrant visas to qualified individuals (“EB-5 Investors”) seeking lawful permanent resident status based on their investment in a U.S. commercial enterprise.

The business activity of the Limited Partnerships is to raise and lend money to the Company to fund certain capital improvement projects which had been approved by the USCIS to qualify for the EB-5 Program. Under the rules of the EB-5 Program, the qualifying investments of EB-5 Investors are to be at risk to the investors for the entire terms of their investments.

The Company serves as the general partner of each of the Limited Partnerships with a de minimis 0.01% interest in each of the Limited Partnerships, and the EB-5 Investors (who are the limited partners) hold a 99.99% interest in each of the Limited Partnerships. As general partner, the Company’s only responsibility is to collect principal and interest payments and disburse them to the EB-5 Investors. The Company made no capital contribution to the Limited Partnerships and has not and will not receive any significant

Page 4.

distributions of profits, losses or return of capital from the Limited Partnerships. With regards to significance, based on the terms of the loans, the Limited Partnerships earn $520,000 per year in interest. The Company’s 0.01% share of those earnings would be $52.00 before reduction for any operating expenses.

Variable Interest Entity Model

Under U.S. GAAP, a reporting entity must consolidate any entity in which it has a controlling financial interest. Under the Variable Interest Entity (“VIE”) model, the party that has the power to direct the entity’s most significant economic activities and the ability to participate in the entity’s economics consolidates the entity. A VIE is an entity that by design possesses any of the following characteristics:

1. The entity does not have enough equity to finance its activities without additional subordinated financial support.

2. The at-risk equity holders, as a group, lack the characteristics of a controlling financial interest. A controlling financial interest is determined based on which enterprise, if any, has a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and b) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

3. The legal entity is structured with non-substantive voting rights, where a) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their right to receive the expected residual returns or both, and b) substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

With respect to Item 1, the sole business activity of the Limited Partnerships is to raise $52 million from EB-5 Investors, lend that money to the Company and disburse principal and interest payments back to the EB-5 Investors. As the total sum of $52 million has been raised from the limited partners and the loans funded, there are no other activities of the Limited Partnerships which would require additional financial support in the future. Any administrative tasks, such as tax return preparation, are funded from the interest received from the loans.  The Company therefore reached the conclusion that the Limited Partnerships have enough equity capital to finance their activities and do not qualify as VIEs under the criteria in Item 1.

With respect to Item 2a, the only activities the Limited Partnerships might undertake which could significantly impact their economic performance would relate to matters affecting i) the stream of loan payments or ii) anything which might jeopardize the EB-5 Investors from continuing to qualify under the EB-5 Program. The terms of the loans made by the Limited Partnerships to the Company were approved by the limited partners when they invested in the Limited Partnerships. Any modifications to the loans which would affect the stream of loan payments, and any activities which might jeopardize the EB-5 Investors from gaining permanent resident status in the United States, require the approval of a

Page 5.

majority of the limited partners. The Company, as general partner with a de minimis interest in the Limited Partnerships, has no rights to direct any significant activities of the Limited Partnerships which would impact their economic performance. As such, the Company does not have the power to direct the activities which most directly impact the Limited Partnerships’ economic performance.

With respect to Item 2b, the limited partnership agreements governing the operations of the Limited Partnerships provide that profits and losses are allocated among the partners as follows:  0.01% to the general partner and 99.99% to the limited partners.  As such, the Company does not and will not absorb losses or receive benefits which could possibly be considered as significant.  The Company therefore concluded that the at-risk equity holders, as a group, do not lack the characteristics of a controlling financial interest, and the Limited Partnerships do not qualify as VIEs under the criteria in Item 2.

With respect to Item 3a, the voting rights of the limited partners are proportional to their obligations to absorb losses and rights to receive benefits. All limited partners made an equal investment in the Limited Partnerships, have equal voting rights, and share equally in the losses or benefits. The Company has no rights to vote on any significant activities which would impact the Limited partnerships’ economic performance, and except for a de minmus amount, has not and will not share in the losses or benefits of the Limited Partnerships.

With respect to Item 3b, the Limited Partnerships’ activities are conducted on behalf of the limited partners to generate a return on their investments in the form of interest payments on loans, and the limited partners have all the voting rights over matters which most directly impact the Limited Partnerships’ economic activities. The Company therefore concluded that the Limited Partnerships were not structured with non-substantive voting rights and as such, do not qualify as VIEs under the criteria in Item 3.

Based on the foregoing, the Company concluded the Limited Partnerships do not have any of the characteristics of a VIE, as listed above, and are not subject to consolidation under the VIE model.

Voting Interest Model

The Company next considered consolidation of the Limited Partnerships under the voting interest model.  The voting interest model generally requires consolidation when one reporting entity directly or indirectly has a controlling financial interest in another legal entity.  The voting interest model presumes that the general partner controls a limited partnership unless the limited partners 1) have the ability to dissolve the partnership or remove the general partner without cause, or 2) have substantive participation rights.

With respect to Item 1, the limited partners do not have the ability to dissolve the Limited Partnerships or remove the general partner without cause.

With respect to Item 2, substantive participation rights give limited partners the ability to

Page 6.

effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business and thereby preclude the general partner from exercising unilateral control over the partnership.  The sole business activity of the Limited Partnerships is to raise money under the EB-5 Program, make specific loans and distribute the returns from these loans back to the EB-5 Investors. The only significant decisions the Limited Partnerships could make would relate to matters affecting a) the stream of loan payments or b) anything which might jeopardize the EB-5 Investors from continuing to qualify under the EB-5 Program. The terms of the loans from the Limited Partnerships to the Company were approved by the limited partners when they invested in the Limited Partnerships. Any modifications to the loans and any activities which might jeopardize the EB-5 Investors from gaining permanent resident status in the United States requires the approval by a majority of the limited partners. The Company, as general partner, has no rights to direct any activities of the Limited Partnerships which would impact their economic performance. The Company’s only significant responsibility, as general partner, is to collect principal and interest payments and disburse them to the EB-5 Investors.  The Company therefore concluded the limited partners have substantive participation rights in the Limited Partnerships and the Company, as a noncontrolling interest holder, should not consolidate the Limited Partnerships under the voting interest model.

Recognition Upon Release from Escrow

Under the provisions of the EB-5 Program, funds raised from EB-5 Investors are held in escrow until the projects to be funded have been approved by the USCIS and the first EB‑5 Investor has been approved by the USCIS for participation in the EB-5 Program. As the funds were raised by the Limited Partnerships, they were held in an escrow account belonging to the Company, acting in its capacity as the general partner. These funds were reflected both as a current asset under the caption “Restricted Cash” and as a current liability under the caption “EB‑5 Investor Funds in Escrow” on the Company’s consolidated balance sheet as of April 30, 2016.

Once the conditions were met for the release of the funds from escrow, the Company, acting in accordance with the provisions of the partnership agreements, transferred the funds to bank accounts belonging to the Limited Partnerships. The Limited Partnerships in turn, under the provisions of loan agreements with the Company, disbursed the $52 million in the form of two loans to the Company. The Company recorded the receipt of the loans as a credit to long-term debt with an offsetting debit to cash and restricted cash balances on its consolidated balance sheets.

Page 7.

*****

Should any questions arise in connection with this response letter, or if you need additional information, please contact me at (636) 938-7474.

Sincerely,

/s/ Christopher J. Bub

Christopher J. Bub

Vice President

Chief Financial Officer

cc:Mark Rakip, Securities and Exchange Commission